

05009079



82-34762

Antena 3

Director of the Legal Department

DATE: ~~28TH April 2005~~ 16 JUNE 2005

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) ~~942-9624~~ 772 9207

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in its English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

SIGNIFICANT EVENT

Antena 3 de Televisión, S.A. and in its name and on its behalf Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held yesterday 27th April, has ratified the agreement for the acquisition of 100% of the shares of the companies Unipublic, S.A. and Organizaciones Culturales y Deportivas Unipublic, S.A., for a total purchase price of euro 42 million. This agreement will be executed within the next weeks, once the review process agreed between the parties has been completed.

Since 1979, Unipublic is in charge of the organization of the "Vuelta Ciclista a España"(Tour of Spain), the audiovisual rights of which are already sold for the next three years, as well as those of other cycling races, among other events, such as the 2005 World Championship.

Thus, Antena 3 Group takes a step forward in its strategy to increase the offer of advertising supports, adding to TV, radio and cinema the growing segments of sports sponsorship and marketing and the marketing of the advertising of events, at national, regional and local level, which will allow it to increase the added value of the commercial offer to advertisers and sponsors.

San Sebastián de los Reyes (Madrid), 28th April 2005.



Antena 3

Director of the Legal Department

DATE: 16TH JUNE, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: FINANCIAL RESULTS

Number of pages including this one: 16

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 31th March in their English version.

Truly yours,

p.o. [signature]

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08



Antena 3

FINANCIAL RESULTS

31st March 2005